Exhibit 23.2
[Letterhead of KPMG LLP]

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jack in the Box Inc.:
We consent to the use of our report dated December 15, 2004, with respect to the consolidated balance sheets of Jack in the Box Inc. as of October 3, 2004 and September 28, 2003, and the related consolidated statements of earnings, cash flows, and stockholders’ equity for the fifty-three weeks ended October 3, 2004, and the fifty-two weeks ended September 28, 2003 and September 29, 2002, incorporated herein by reference. Our report on the consolidated financial statements refers to a change in method of accounting for goodwill and indicates that the Company restated its consolidated financial statements for the fifty-two weeks ended September 28, 2003 and September 29, 2002.
/s/ KPMG LLP

San Diego, California
August 19, 2005